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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: November 16, 2004

                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
         ------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                   Contents

1. Press release issued by CEMEX, S.A. de C.V., dated November 15, 2004, announcing its plan to sell certain U.S. assets (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CEMEX, S.A. de C.V.
                                         ------------------------------------
                                                (Registrant)


Date:  November 16, 2004                 By:  /s/ Rafael Garza
                                              -------------------------------
                                              Name:  Rafael Garza
                                              Title: Chief Comptroller



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                                 EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------

1 Press release issued by CEMEX, S.A. de C.V., dated November 15, 2004, announcing its plan to sell certain U.S. assets.

                                                                     EXHIBIT 1


Media Relations              Investor Relations           Analyst Relations
  Jorge Perez                Abraham Rodriguez             Ricardo Sales
(52 81) 8888-4334             (52 81) 8888-4262            (212) 317-6008



                           [CEMEX GRAPHIC OMITTED]
                           BUILDING THE FUTURE(TM)


                  CEMEX ANNOUNCES PLANS TO DIVEST U.S. ASSETS


MONTERREY, MEXICO, November 15, 2004 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has signed a Letter of Intent with Votorantim Cimentos LTDA for the sale of certain CEMEX assets in the Great Lakes region of the US, subject to definitive documentation and the satisfaction of customary conditions precedent.

Votorantim presented a non-binding offer for the Charlevoix and Dixon-Marquette cement plants, and other associated operating assets in the region.

CEMEX began evaluating alternatives to divest these assets at the beginning of 2004, after reviewing its strategic position in the US. The potential transaction would be structured as a sale of assets valued at US$400 million. The transaction is expected to close in the first quarter of 2005. The proceeds will be used to either pay down debt or reduce the level of indebtedness required for the RMC acquisition.

Total production capacity of both cement plants is close to 2 million metric tons a year and represent about ten per cent of the operating cash flow generation of our U.S. business.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com

                                      ###


This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.